UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                 No  ☒

Announcement of a strategic licensing deal with Zenyaku Kogyo for the development and commercialization of eblasakimab in Japan

On June 22, 2023, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing a strategic licensing agreement (the “Strategic Licensing Agreement”) granting Zenyaku Kogyo Co., Ltd (“Zenyaku”), a subsidiary of privately held Zenyaku Holdings Co., Ltd, exclusive rights to develop and commercialize eblasakimab in atopic dermatitis (AD) and all other indications in Japan (the “Territory”). A copy of the press release is attached hereto as Exhibit 99.1.

Under the terms of the Strategic Licensing Agreement, Zenyaku will be responsible for all development and commercialization activities for eblasakimab in the Territory. Zenyaku plans to initiate a Phase 1 study of eblasakimab for the treatment of moderate-to-severe AD in Japan in the first half of 2024. The Company retains an option that can be exercised at any time to reacquire the rights to eblasakimab in Japan in the future for a specified fee.

Pursuant to the Strategic License Agreement, the Company will receive an upfront payment of $12 million and is eligible to receive (i) an additional $3 million from Zenyaku upon achieving certain pre-agreed conditions for the TREK-AD Phase 2b trial data readout and delivery of the clinical study report; (ii) up to $29.5 million in development milestones; and (iii) up to $94 million in commercial milestones. Additionally, Zenyaku will make double digit royalty payments to the Company on net sales of eblasakimab in percentages ranging up to low twenties, subject to customary reductions. Zenyaku’s royalty obligations continue on a product-by-product basis until the later of (i) the last-to-expire valid claim under the patents licensed to Zenyaku by the Company under the Strategic License Agreement; (ii) twelve (12) years following the date of the first commercial sale of a product in the Territory; (iii) the date on which it is legally permissible to launch biosimilars to the product in the Territory; and (iv) the date on which the Company ceases to be required to pay royalties to CSL Limited (“CSL”) in respect of product sales in the Territory (the “Royalty Term”). Following the expiry of the Royalty Term for a product, Zenyaku is obligated to pay a low-single digit fixed royalty payment to the Company on net sales of the product.

Absent early termination, the Strategic License Agreement will automatically expire upon the expiration of the respective Royalty Term in the Territory. Either party may terminate the Strategic License Agreement in the event of the other party’s insolvency or for the other party’s uncured material breach of the Strategic License Agreement. Zenyaku may unilaterally terminate the Strategic License Agreement for any reason with a specified prior notice period.

The foregoing description of the terms of the Strategic Licensing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Strategic Licensing Agreement, a copy of which will be filed as an exhibit to a subsequent filing with the Securities and Exchange Commission.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated June 22, 2023 regarding announcement of a strategic licensing deal with Zenyaku Kogyo for eblasakimab in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: June 22, 2023